UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _)*

Cornerstone OnDemand, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 par value per share

(Title of Class of Securities)

21925Y103

(CUSIP Number)

Vector Capital V, L.P.

Vector Entrepreneur Fund V, L.P.

Vector Capital Partners V, L.P.

Vector Capital Partners V, Ltd.

c/o Vector Capital Management, L.P.

One Market Street

Steuart Tower, 23rd Floor

San Francisco, CA 94105

(415) 293-5000

Copy to:

Paul Hastings LLP

101 California Street, Forty-Eighth Floor

San Francisco, CA 94111

(415) 856-7000

Attention: Steve Camahort and Dana Kromm

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 21925Y103

1.	NAME OF REPORTING PERSON Vector Capital V, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,190,584
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,190,584

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,190,584
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.: 21925Y103

1.	NAME OF REPORTING PERSON Vector Entrepreneur Fund V, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,895
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,895

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7.895
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.012%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

.

CUSIP No.: 21925Y103

1.	NAME OF REPORTING PERSON Vector Capital Partners V, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,198,479
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,198,479

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,198,479
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.: 21925Y103

1.	NAME OF REPORTING PERSON Vector Capital Partners V, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,198,479
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,198,479

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,198,479
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.: 21925Y103

1.	NAME OF REPORTING PERSON Alexander R. Slusky
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,198,479
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,198,479

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,198,479
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This statement on Schedule 13D (this “Schedule 13D”) relates to the Agreement and Plan of Merger, dated as of August 5, 2021 (as it may be amended from time to time, the “Merger Agreement”), by and among Cornerstone OnDemand, Inc., a Delaware corporation (“Issuer” or the “Company”), Sunshine Software Holdings, Inc., a Delaware corporation (“Parent”) and Sunshine Software Merger Sub, Inc., a Delaware corporation (“Merger Sub”). Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into the Company and the Company will continue as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”).

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits and Schedule attached hereto is expressly incorporated herein by reference and the response to each item of this Schedule 13D is qualified in its entirety by the provisions of such Exhibits and Schedule.

Concurrently with the execution of the Merger Agreement, Vector Capital V, L.P., a Cayman Islands exempted limited partnership (“VCV”) and Vector Entrepreneur Fund V, L.P., a Cayman Islands exempted limited partnership (“VEFV”, and together with VCV, the “Vector Funds”) entered into (x) a Class A-1 Common Stock Purchase Agreement with Parent (the “Purchase Agreement”) pursuant to which, among other things, the Vector Funds agreed to contribute all of the shares of the Issuer’s common stock, $0.0001 par value per share (the “Common Stock”) beneficially owned by the Vector Funds to Parent immediately prior to the consummation of the Merger in exchange for Class A-1 Common Stock of Parent, and invest, immediately prior to the consummation of the Merger, an additional $31,087,457.50 in Parent, in exchange for Class A-1 Common Stock of Parent, and (y) a Voting and Support Agreement (the “Voting Agreement”) with Parent and the Company, pursuant to which the Vector Funds agreed to vote their shares of Common Stock, representing approximately 1.8% of the Issuer’s issued and outstanding Common Stock in the aggregate, in favor of the Merger and various other matters described therein and against approval of any proposal made in opposition to or in competition with the Merger or the Merger Agreement and various other matters described therein. Parent is wholly-owned by Sunset Software Investment Holdings, L.P., a Delaware limited partnership (“Sunset”), which is an affiliate of Clearlake Capital Group, L.P., a Delaware limited partnership (“Clearlake”). Clearlake beneficially owns 5,511,703 shares of Common Stock, or approximately 8.3% of the outstanding Common Stock.

The summary of the Merger Agreement, the Purchase Agreement and the Voting Agreement are qualified in their entirety by the terms and conditions of the Merger Agreement, the Purchase Agreement and the Voting Agreement, which are filed as Exhibits 99.1, 99.2 and 99.3 hereto, respectively, and are incorporated herein by reference. Certain exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but a copy will be furnished supplementally to the Securities and Exchange Commission upon request.

ITEM 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer. The Issuer’s principal executive office is located at 1601 Cloverfield Blvd., Suite 620 South, Santa Monica, California 90404.

Clearlake Capital Group, L.P., Behdad Eghbali and José Enrique Feliciano (collectively, the “Clearlake Entities”) have jointly filed a separate Amendment No. 1 to Schedule 13D (the “Clearlake 13D”). By virtue of the Voting Agreement and Purchase Agreement, the Reporting Persons could be deemed to be a member of a “group” with the Clearlake Entities for purposes of Section 13(d) of the Act. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons and the Clearlake Entities are members of any such group. The Clearlake Entities separately comply with their reporting obligations under Section 13(d) and (g) and Section 16 of the Act, as applicable. Each Reporting Person disclaims beneficial ownership of any shares of Common Stock that may be deemed to be beneficially owned by the Clearlake Entities.

ITEM 2.	Identity and Background.

(a)	This Schedule 13D is filed jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Act, on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	VCV;

(ii)	VEFV;

(iii)	Vector Capital Partners V, L.P (“VCPV LP”);

(iv)	Vector Capital Partners V, Ltd. (“VCPV Ltd., and together with VCV, VEFV and VCPV LP, “Vector”) ; and

(v)	Alex Slusky (“Mr. Slusky”).

A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 99.4.

This Schedule 13D relates to the shares of Common Stock held by VCV and VEFV. VCPV LP and VCPV Ltd. are the general partners of VCV and VEFV. VCPV Ltd. is the general partner of VCPV LP. Mr. Slusky is the Managing Director and Chief Investment Officer of Vector.

(b)	The address of the principal business office of each of the Reporting Persons is c/o Vector Capital Management, L.P., One Market Street, Steuart Tower, 23rd Floor, San Francisco, CA 94105.

(c)

The business of Vector is that of a private limited partnership, engaged in making investments in securities of public and private companies for its own account. The principal employment of Mr. Slusky is as the Managing Director and Chief Investment Officer of Vector Capital Management, L.P., a Delaware limited partnership, which is principally engaged in the business of managing a portfolio of funds, including Vector.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of VCV, VEFV, VCPV LP and VCPV Ltd. are organized under the laws of the Cayman Islands. Mr. Slusky is a United States citizen.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The 1,198,479 shares of Common Stock beneficially owned by the Reporting Person were acquired in open market transactions for an aggregate purchase price of $40,953,771. The source of funds for these purchases was the working capital of Vector.

No funds were required in connection with the execution and delivery of the Merger Agreement, the Purchase Agreement or Voting Agreement.

ITEM 4.	Purpose of Transaction.

(a) – (j)

The Reporting Persons acquired the securities reported herein for investment purposes.

On August 5, 2021, the Company, Parent and Merger Sub entered into the Merger Agreement, pursuant to which, and subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into the Company and the Company will continue as the surviving corporation and a wholly-owned subsidiary of Parent (the

“Merger”). At the effective time of the Merger (the “Effective Time”, each share of Common Stock outstanding immediately prior to the Effective Time, will be converted into the right to receive $57.50 in cash, without interest, other than the shares of Common Stock beneficially owned by Parent. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the stockholders of the Company.

Concurrently with the execution of the Merger Agreement, VCV, VEFV and Parent entered into (x) the Purchase Agreement pursuant to which, among other things, the Vector Funds agreed to contribute all of the shares of Common Stock beneficially owned by the Vector Funds to Parent immediately prior to the consummation of the Merger in exchange for Class A-1 Common Stock of Parent, and invest, immediately prior to the consummation of the Merger, an additional $31,087,457.50 in Parent, in exchange for Class A-1 Common Stock of Parent, and (y) the Voting Agreement with Parent and the Company, pursuant to which the Vector Funds agreed to vote their shares of Common Stock, representing approximately 1.8% of the Issuer’s issued and outstanding Common Stock in the aggregate, in favor of the Merger and various other matters described therein and against approval of any proposal made in opposition to or in competition with the Merger or the Merger Agreement and various other matters described therein. Parent is wholly-owned by Sunset which is an affiliate of Clearlake. Clearlake beneficially owns 5,511,703 shares of Common Stock, or approximately 8.3% of the outstanding Common Stock.

The foregoing descriptions of the Merger Agreement, Purchase Agreement and Voting Agreement are qualified in their entirety by reference to the Merger Agreement, the Purchase Agreement and the Voting Agreement which are filed as Exhibit 99.1, 99.2, and 99.3 hereto, respectively, and are incorporated herein by reference.

Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a) Each of the Reporting Persons’ current ownership in the Issuer and the Issuer’s Common Stock is set forth on the cover pages to this Schedule 13D and is incorporated by reference herein. The ownership percentage appearing on such pages has been calculated based on a total of 66,754,079 shares, which is the number of shares of Issuer’s Common Stock outstanding as of August 5, 2021, as disclosed in the Merger Agreement. As a result of the matters discussed in Item 4 above, the Reporting Persons could be deemed to be a member of a “group” with the Clearlake Entities for purposes of Section 13(d) of the Act. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons and the Clearlake Entities are members of any such group. The Clearlake Entities separately comply with their reporting obligations under Section 13(d) and (g) and Section 16 of the Act, as applicable. Each Reporting Person disclaims beneficial ownership of any shares of Common Stock that may be deemed to be beneficially owned by the Clearlake Entities.

(b) The number of shares of Common Stock of the Issuer that may be deemed to be beneficially owned by each of the Reporting Persons with respect to which there is (i) sole voting power, (ii) shared voting power, (iii) sole dispositive power, and (iv) shared dispositive power is as set forth below.

	VCV	VEFV	VCPV LP	VCPV Ltd.	Mr. Slusky
Sole Power to Vote/Direct Vote	0	0	0	0	0
Shared Power to Vote/Direct Vote	1,190,584	7,895	1,198,479	1,198,479	1,198,479
Sole Power to Dispose/Direct Disposition	0	0	0	0	0
Shared Power to Dispose/Direct Disposition	1,190,584	7,895	1,198,479	1,198,479	1,198,479

(c) Other than as described in Items 3 and 4 above, there have been no transactions in the Issuer’s Common Stock that were effected during the past sixty days by any of the Reporting Persons1.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

The information set forth in Items 3, 4 and 5 above is incorporated herein by reference in its entirety into this Item 6.

In connection with jointly filing this Schedule 13D pursuant to the provisions of Rule 13d-1(k)(1) under the Act, the Reporting Persons entered into a Joint Filing Agreement, which is attached hereto as Exhibit 99.4 and incorporated by reference herein.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer among or between the Reporting Persons or any other person or entity.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description
Exhibit 99.1	Agreement and Plan of Merger, dated as of August 5, 2021, by and among Cornerstone OnDemand, Inc., a Delaware corporation, Sunshine Software Holdings, Inc., a Delaware corporation and Sunshine Software Merger Sub, Inc., a Delaware corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on August 6, 2021).

Exhibit 99.2	Class A-1 Common Stock Purchase Agreement, dated as of August 5, 2021, by and between Vector Capital V, L.P, a Cayman Islands exempted limited partnership, Vector Entrepreneur Fund V, L.P., a Cayman Islands exempted limited partnership and Sunshine Software Holdings, Inc., a Delaware corporation.*

Exhibit 99.3	Voting and Support Agreement, dated as of August 5, 2021, by and among Sunshine Software Holdings, Inc., a Delaware corporation, Vector Capital V, L.P, a Cayman Islands exempted limited partnership, Vector Entrepreneur Fund V, L.P., a Cayman Islands exempted limited partnership and Cornerstone OnDemand, Inc., a Delaware corporation.

[1]	Vector to confirm

Exhibit 99.4	Joint Filing Agreement dated August __, 2021, by and among Vector Capital V, L.P, Vector Entrepreneur Fund V, L.P., Vector Capital Partners V, L.P., Vector Capital Partners, Ltd. and Alexander R. Slusky.

* Certain exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but a copy will be furnished supplementally to the Securities and Exchange Commission upon request.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VECTOR CAPITAL V, L.P.

By: Vector Capital Partners V, L.P., its General Partner
By: Vector Capital Partners V, Ltd., its General Partner

/s/ David Baylor
David Baylor, Director

VECTOR ENTREPRENEUR FUND V, L.P.

By: Vector Capital Partners V, L.P., its General Partner
By: Vector Capital Partners V, Ltd., its General Partner

/s/ David Baylor
David Baylor, Director

VECTOR CAPITAL PARTNERS V, L.P.

By: Vector Capital Partners V, Ltd., its General Partner

/s/ David Baylor
David Baylor, Director

VECTOR CAPITAL PARTNERS V, LTD.

/s/ David Baylor
David Baylor, Director

/s/ Alexander R. Slusky
Alexander R. Slusky